

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

<u>Via E-mail</u>
Michael B. Bartoszek
Chief Executive Officer
Laidlaw Energy Group, Inc.
90 John Street, 4th Floor
New York, NY 10038

> **Re:** **Laidlaw Energy Group, Inc.**
> **Form S-1**
> **Filed April 30, 2012**
> **File No. 333-181044**

Dear Mr. Bartoszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   - Describe how and when a company may lose emerging growth company status;

   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - Your election under Section 107(b) of the Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Prospectus Cover Page

3. We note here that you state that all the shares being offered are presently issued and outstanding. This appears to conflict with other information in your registration statement indicating that the shares currently underline shares of your Series B preferred stock (see, e.g., footnote (3) to the fee table, page 12 and page 25. Please update and clarify your disclosure to disclose whether all of the shares being offered are issued and outstanding. In this regard, please review your disclosures throughout the prospectus to ensure that they are consistent in their discussion of the status of the shares being offered.

4. We note your statement that your common stock is traded on the "OTC Pink market." Notwithstanding this statement, based on disclosure elsewhere in the prospectus (see, e.g., pages 10 and 12), it appears that currently there is no public market for your securities. Please revise your disclosure accordingly.

5. We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public

market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 14

6. We note your discussion of risk, trends and uncertainties that may adversely affect your business. As currently disclosed, your disclosure appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Items 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. For example, we note your discussion in your Liquidity and Capital Resources disclosure starting on page 16 that the next phase of your current projects will require significant funding. Your discussion should identify your requirements. In this regard, we note the information in Note 2 on page F-7. Your discussion should also explain the associated uncertainty, how you intend to overcome it and what happens if you do not overcome it. Please see Release No. 33-8350 for additional guidance.

Overview, page 14

7. Please disclose the relevant terms of the November 18, 2011 agreement which grant a 25% interest in the net income received from all Laidlaw power projects, as discussed in the fourth full paragraph on page F-16, and the impact the agreement will have on future operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K. Please also highlight the terms of the Series A and C Convertible Preferred Stock which maintain fixed percentage rights to future earnings for such interest holders.

8. Please describe your current projects other than Susanville (e.g., Ellicottville, New York). In doing so, please include a description and quantification, when predictable, of the ongoing expenses and cash requirements associated with these projects.

Results of Operations, page 15

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 16

9. Since the year ended December 31, 2009 financial statements are not presented, please remove your discussions of results of operations and cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009. Alternatively you may present your audited December 31, 2009 financial statements.

Business, page 21

10. We note your reference to milestones in your discussion of the Susanville, California project. In your discussion of your business please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Further, please discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months.

11. Please provide us with copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

   - "Biomass was the third largest renewable power source in the United States and contributed to 13.30% of domestic electric net generation from renewable energy sources, while hydropower conventional contributed 60.45% and wind power contributed 22.26%," page 24;

   - "the 2010 nameplate megawatt capacity of biomass power plants is approximately 13,053," page 24; and,

   - "assuming no additional constraints on carbon emissions, electricity generation from renewable sources will grow by 72% in the reference case, raising the share of total generation from renewable sources from 11% in 2009 to 14% in 2035," page 24.

   These are only examples. Please tell us if the statement represents management's belief and revise your disclosure as necessary to reflect such beliefs. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

12. We note your reference in the second to last paragraph on page 23 to the Federal renewable energy production tax credit. We further note that there are several requirements to be eligible for this credit. Please expand your discussion to provide more details concerning the applicability of this tax credit to your business.

13. We note your reference to the Federal new market tax credit program. Please expand your business discussion to explain this aspect of your business.

New Bedford, Massachusetts, page 25

14. We note that you have decided not to extend your lease agreement past its termination on May 5, 2012 and that you are presently negotiating with the landlord over payments owed. Throughout the course of the review process, please continue to update this

information to provide the most current information as of the most recent date practicable. We note that you have not updated your website concerning the status of the New Bedford project.

<u>Susanville, California, page 25</u>

15. According to your disclosure you were required to register the resale of the common shares in connection with the conversion of your Series B preferred by April 30, 2012, or under certain circumstances May 9, 2012. As your registration did not go effective before May 9, 2012, please update your disclosure to disclose that you did not register the shares in accordance with your agreement and discuss the impact, if any, for failing to do so.

<u>Ellicottville, New York, page 26</u>

16. We note your disclosure that the local authorities have not approved the rezoning required for the conversion of the facility because of "perceived adverse consequences to neighboring community." Please expand your disclosure to provide a fuller discussion of the perceived adverse consequences. Further, please tell us what consideration you have given to whether this is a trend or a concern that other local governments may raise regarding biomass fuel and if so please revise your disclosure accordingly.

<u>Environmental Matters, page 27</u>

17. We note your disclosure here and in your discussion of the Susanville facility to the Assignment and Assumption of Environmental Agreement filed as an exhibit. In this regard, please explain why you would need the Agreement for Environmental Conditions assigned to you. If the property exposes you to environmental risk, you should describe that risk. Please revise your disclosure accordingly.

<u>Principal Stockholders, page 34</u>

18. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Mazuma Holdings Corp. and Nature Energies, Inc. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

19. We note your statements that you have no knowledge as to whether Mazuma Holdings Corp., Mazuma Funding Corp. and Mazuma Corp. have sold or otherwise transferred their shares, you are assuming all of such shares are held by such entities, and your assumptions may be incorrect. These statements appear to be incompatible with the requirements of Item 403 of Regulation S-K. Please revise your disclosures accordingly.

Selling Stockholders, page 41

20. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

21. Please tell us why proceeds from the sale of Laidlaw Berlin are presented as operating cash flows referencing the specific language in ASC 230 that supports your presentation. Please also tell us your consideration of presenting these proceeds as investing cash flows in light of ASC 230-45-12b.

Notes to Consolidated Financial Statement, page F-7

Note 3 - Summary of Significant Accounting Policies, page F-7

Concentration of Credit Risk, page F-8

22. Please reconcile the amount of cash on deposit in excess of federally insured limits with the amount of cash presented on the face of the balance sheet.

Note 5 – Susanville, page F-11

23. Based on review of the disclosures in Note 5 and Exhibit 10.2, it appears that you valued this acquisition of assets using the forty-five day moving average of your stock as of May 25, 2011 and that you obtained control of the assets on November 10, 2011. If not, please advise and clarify your disclosure. If so, please tell us why you did not use your November 10, 2011 stock price to value the acquisition pursuant to ASC 805-50. Refer specifically to ASC 805-50-30-2, ASC 805-50-25-1 and the definitions of acquisition date and fair value at ASC 805-50-20. In addition, please tell us your November 10, 2011 stock price.

24. We note that the entire cost of Susanville was allocated to idle property and equipment. Please tell us your consideration of allocating cost to other identifiable intangible assets acquired such as a favorable or unfavorable lease and the Susanville property purchase option. Refer to ASC 805-50-30-3.

25. Please revise your disclosure to clarify whether the number of contingently issuable Series B Preferred Stock shares will be based on the $0.0046 per share price disclosed or a price to be determined. If the later, please describe how the price is determined.

26. Please tell us your consideration of classifying the Series B Preferred Stock subject to redemption pursuant to the Registration Rights Agreement as temporary equity. Refer to ASC 480-10-S99-4, 480-10-S99-5 and 480-10-S99-9.

27. Please disclose the date by which the Registration Statement must be declared effective in order to avoid redemption. Refer to ASC 825-20-50-1a.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 16.1 Letter relating to change in certifying accountant, page II-4

28. Please confirm that you have requested that your former accountant provide the letter discussed in Item 304(a)(3) of Regulation S-K. Please include in your filing the required letter as promptly as possible. Refer to Item 304(a)(3) of Regulation S-K.

Undertakings, page II-4

29. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Signature

30. Your registration statement should be signed by at least a majority of the board of directors or persons performing similar functions. Please revise your signatures so that they are consistent with the requirements of Form S-1. Refer to the signature page of Form S-1 and the related instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director